Fuwei Films Announces Its Unaudited Financial Results for the First Quarter of 2013

-Teleconference to be Held on Wednesday, May 22, 2013 at 9:00 am EDT -

BEIJING, May 21, 2013 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2013 ended March 31, 2013.

Highlights

▪	Revenues were RMB76.6 million (US$12.3 million), compared with RMB91.0 million in the same period of 2012.

▪	Net cash used in operating activities was RMB3.3 million (US$0.5 million), compared with net cash provided by operating activities of RMB45.9 million in the same period of 2012.

▪	Basic and diluted net loss per share was RMB1.38 (US$0.22), compared with basic and diluted net loss per share of RMB1.16 in the same period of 2012.

▪	Our third production line is still under trial operation. Although the products from this production line have yet to meet the specifications and quality standards specified in the client’s orders on a consistent basis, it has produced some commodity thick films of thickness from 38μm to 250μm, and we are producing some sample diffusion films (a type of TFT-LCD optical film) at 188μm at the request of our clients. We will continue to conduct commissioning and testing to address any possible issues and develop new products during the trial operation.

Mr. Xiaoan He, Chairman and CEO of Fuwei Films, said, “We are still facing strong competition arising from increased supply over demand in the market which is impacting our quarterly results. However, I am pleased to report that our progress with the third production line is on track. We hope we can increase our revenue by accelerating R & D of low-end and high-end TFT-LCD optical films on the third production line.”

1

First Quarter of 2013 Results

Net sales during the first quarter ended March 31, 2013 were RMB76.6 million (US$12.3 million), compared to RMB91.0 million, during the same period in 2012, representing a decrease of RMB14.4 million or 15.8%, mainly due to the reduction of average sales price by 1.3% arising from stronger competition in China and decrease of total sales volumes by 14.8%.

Overseas sales were RMB12.6 million or US$2.0 million, or 16.5% of total revenues, compared with RMB16.3 million or 17.9% of total revenues in the first quarter of 2012. The increase of average sales price caused an increase of RMB0.5 million and the decrease in sales volume resulted in a decrease of RMB4.2 million. The decrease in overseas sales was mainly due to the lower demand from international markets and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the same period of 2012.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended March 31, 2013 and 2012 (amounts in thousands except percentages):

	Three-Month Period Ended
	March 31,2013			March 31,2012
	RMB	US$	% of Total	RMB	% of Total
Sales in China	63,979	10,301	83.5%	74,700	82.1%
Sales in other countries	12,598	2,029	16.5%	16,311	17.9%

Total	76,577	12,330	100.0%	91,011	100.0%

Gross loss was RMB1.2 million (US$0.2 million) for the first quarter ended March 31, 2013, representing a gross margin of negative 1.6%, as compared to a gross margin of negative 3.3% for the same period in 2012. Correspondingly, gross profit rate increased by 1.7 percentage points compared to the same period in 2012. Our average product sales prices decreased by 1.3% compared to the same period last year while the average cost of goods sold decreased by 17.3% compared to the same period last year. Consequently, the decrease in cost of goods sold largely exceeded that in sales revenue during the first quarter ended March 31, 2013 compared with the same period in 2012, which contributed to the increase in our gross profit margin.

Operating expenses for the first quarter ended March 31, 2013 were RMB13.7 million (US$2.2 million), which was RMB3.3 million, or 31.7% higher than the same period in 2012. This increase was mainly due to increased R&D expenditure in the first quarter ended March 31, 2013.

Net loss attributable to the Company during the first quarter ended March 31, 2013 was RMB18.1 million (US$2.9 million) compared to net loss attributable to the Company of RMB15.1 million during the same period in 2012, representing an increase of RMB3.0 million.

2

Basic and diluted net loss per share was RMB1.38 (US$0.22), compared with basic and diluted net loss per share of RMB1.16 in the first quarter of 2012.

Total shareholders’ equity was RMB501.2 million (US$80.7 million) as of March 31, 2013, compared with RMB519.2 million as of December 31, 2012.

As of March 31, 2013, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Wednesday, May 22, 2013, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 41461. The replay will be available until June 22, 2013, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

3

For more information, please contact:

In China:

Miss Lysander Lee

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@grayling.com

Financial Tables to Follow

4

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2013		December 31, 2012
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	29,938	4,820	5,006
Restricted cash	48,827	7,862	21,457
Accounts and bills receivable, net	14,177	2,283	21,587
Inventories	49,004	7,890	34,291
Advance to suppliers	4,693	756	13,543
Prepayments and other receivables	30,158	4,856	26,174
Deferred tax assets - current	1,913	308	1,857
Total current assets	178,710	28,775	123,915

Plant, properties and equipment, net	221,351	35,640	233,335
Construction in progress	326,722	52,605	337,990
Lease prepayments, net	19,392	3,122	19,523
Advance to suppliers - long term, net	6,333	1,020	5,299
Long-term deposit	16,760	2,699	16,760
Other Assets	13,393	2,156	262
Deferred tax assets - non current	10,431	1,679	10,466

Total assets	793,092	127,696	747,550

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	112,032	18,038	110,000
Accounts payables	30,054	4,839	28,796
Notes payable	92,072	14,824	38,299
Advance from customers	15,098	2,431	11,714
Accrued expenses and other payables	7,082	1,140	6,831
Obligations under capital leases-current	8,061	1,298	6,282
Total current liabilities	264,399	42,570	201,922

Obligations under capital leases	14,848	2,391	13,718
Long-term loan	10,000	1,610	10,000
Deferred tax liabilities	3,474	559	3,476

Total liabilities	292,721	47,130	229,116

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,145	13,323
Additional paid-in capital	311,907	50,220	311,907
Statutory reserve	37,441	6,028	37,441
Retained earnings	137,265	22,101	155,341
Cumulative translation adjustment	1,233	200	1,222
Total shareholders’ equity	501,169	80,694	519,234
Non-controlling interest	(798)	(128)	(800)
Total equity	500,371	80,566	518,434
Total liabilities and equity	793,092	127,696	747,550

5

UWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2013		2012
	RMB	US$	RMB
Net sales	76,577	12,330	91,011
Cost of sales	77,768	12,521	94,037

Gross loss	(1,191)	(191)	(3,026)

Operating expenses
Selling expenses	4,345	700	4,086
Administrative expenses	9,306	1,498	6,348
Total operating expenses	13,651	2,198	10,434

Operating loss	(14,842)	(2,389)	(13,460)

Other income (expense)
- Interest income	61	10	658
- Interest expense	(3,217)	(518)	(2,725)
- Others (expense) income, net	(101)	(16)	427

Total other expense	(3,257)	(524)	(1,640)

Loss before provision for income taxes	(18,099)	(2,913)	(15,100)

Income tax benefit (expense)	23	4	(31)

Net loss	(18,076)	(2,909)	(15,131)

Net loss attributable to non-controlling interests	-	-	(3)
Net loss attributable to the Company	(18,076)	(2,909)	(15,128)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	2	-	-
- Foreign currency translation adjustments attributable to the Company	11	2	(8)

Comprehensive income (loss) attributable to non-controlling interest	2	0	(3)
Comprehensive (loss) income attribute to the Company	(18,065)	(2,907)	(15,136)

Loss per share, Basic and diluted	(1.38)	(0.22)	(1.16)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500

6

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2013		2012
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(18,076)	(2,909)	(15,131)
Adjustments to reconcile net loss to net cash
(used in)provided by operating activities
- Depreciation of property, plant and equipment	12,197	1,964	12,186
- Amortization of intangible assets	131	21	113
- Deferred income taxes	(23)	(4)	31
- Bad debt expense	376	61	14
Changes in operating assets and liabilities
- Accounts and bills receivable	7,035	1,133	34,682
- Inventories	(14,714)	(2,369)	(1,641)
- Advance to suppliers	8,850	1,425	(3,201)
- Prepaid expenses and other current assets	(1,379)	(222)	19,129
- Accounts payable	1,258	203	(1,926)
- Accrued expenses and other payables	264	43	407
- Advance from customers	3,385	545	1,511
- Tax payable	(2,605)	(420)	(234)

Net cash (used in) provided by operating activities	(3,301)	(529)	45,940

Cash flow from investing activities
Purchases of property, plant and equipment	(213)	(34)	(91)
Restricted cash related to trade finance	(27,371)	(4,407)	(8,016)
Advanced to suppliers - non current	(1,034)	(166)	271
Amount change in construction in progress	(1,862)	(300)	(3,916)

Net cash (used in) investing activities	(30,480)	(4,907)	(11,752)

Cash flow from financing activities
Principal payments of short-term bank loans	-	-	(20,000)
Proceeds from short-term bank loans	2,032	327	-
Payment of capital lease obligation	(2,091)	(337)	-
Change in notes payable	53,773	8,658	6,510
Proceeds from sale-leaseback equipment	5,000	805	-

Net cash provided by (used in) financing activities	58,714	9,453	(13,490)

Effect of foreign exchange rate changes	(1)	(1)	(10)

Net increase in cash and cash equivalent	24,932	4,016	20,688

Cash and cash equivalent
At beginning of period/year	5,006	804	44,172
At end of period/year	29,938	4,820	64,860

SUPPLEMENTARY DISCLOSURE:
Interest paid	3,217	518	2,725
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	5,053	814	-
Obligations for acquired equipment under capital lease:	22,909	3,689	-

7